Mail Stop 4561

June 13, 2007

Mr. Thomas L. Callicutt, Jr.
Chief Financial Officer
Whitney Holding Corporation
228 St. Charles Ave.
New Orleans, LA 70130

      Re: Whitney Holding Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            File No. 033-56024

Dear Mr. Callicutt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Donald Walker
                    Senior Assistant Chief Accountant